

February 22, 2021

Christopher Frost
Chief Executive Officer
Macquarie Infrastructure Holdings, LLC
125 West 55th Street
New York, NY 10019

> **Re: Macquarie Infrastructure Holdings, LLC**
> **Registration Statement on Form S-4**
> **Filed February 17, 2021**
> **File No. 333-253193**

Dear Mr. Frost:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services